UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Macquarie Global Infrastructure Total Return Fund Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

55608D101

(CUSIP Number of Common Stock)

Macquarie Capital Investment Management LLC

125 West 55th Street

New York, New York 10019

212-231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

David K. Boston, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$71,761,959	$9,788

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 3,463,415 shares of common stock, par value $0.001 per share, at a tender offer price equal to 95% of the net asset value per share (“NAV”), assuming a NAV per share of $21.81, which was the NAV on October 17, 2012.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction, based on a tender offer price equal to 95% of NAV, assuming a NAV per share of $21.81, which was the NAV on October 17, 2012. The filing fee was previously paid on October 18, 2012 in connection with the filing of the Schedule TO.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

This Amendment No. 1 hereby supplements the Tender Offer Statement on Schedule TO originally filed by Macquarie Global Infrastructure Total Return Fund Inc., a Maryland closed-end management investment company (the “Fund”), with the Securities and Exchange Commission (the “Commission”) on October 18, 2012 (as amended hereby, the “Schedule TO”) in connection with the resignation of the Fund’s Portfolio Manager. The Schedule TO relates to an offer by the Fund to purchase up to 3,463,415 of its issued and outstanding shares of common stock, par value $0.001 per share, at a price equal to 95% of the net asset value per share, determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the shares are traded, on the business day immediately following the day the offer expires, to the seller in cash, less any applicable withholding taxes and without interest. The Fund’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2012, and in the related Letter of Transmittal, copies of which were filed as Exhibits to the Schedule TO. Filed herewith as Exhibits (a)(5)(ii) and (a)(5)(iii) is a copy of the supplement to the Offer to Purchase and the Press Release related thereto and the information contained therein is incorporated herein by reference.

This Amendment No. 1 to Schedule TO supplements the Schedule TO originally filed with the Commission on October 18, 2012. This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be amended hereafter and filed with the Commission.

ITEM 12.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated October 18, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Shareholders.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated October 18, 2012.*

(a)(5)(ii)	Supplement to Offer to Purchase, dated November 1, 2012.

(a)(5)(iii)	Press Release, dated November 1, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MACQUARIE GLOBAL INFRASTRUCTURE TOTAL RETURN FUND INC.

Dated: November 1, 2012	By:	/s/ Brad Frishberg
	Name:	Brad Frishberg
	Title:	Director, Chief Executive Officer and President